# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MEDICAL EXERCISE INC., CIK 0002001249
CUSIP: 58508P109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11951 US-1, Suite 105, North Palm Beach, Florida (FL), 33408
Date of event which requires filing of this statement: 12/18/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002106684

## Reporting persons
- PW Degelman Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Saskatchewan Canada (A9); does not affirm membership in a group (box b); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (7.5% of the class)

## Item 1. Issuer
Name of issuer: MEDICAL EXERCISE INC.
Address of issuer's principal executive offices: 11951 US-1, Suite 105, North Palm Beach, FL 33408

## Item 2. Person Filing
Name of person filing: PW Degelman Holdings Ltd.
Address of principal business office or, if none, residence: 10 Powell Place, Regina, SK, S4S6R9, Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,000,000
Percent of class: 7.5
Sole power to vote or to direct the vote: 1,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PW Degelman Holdings Ltd.: /s/ Matthew John Degelman, Matthew John Degelman (02/04/2026)